Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES THREE-YEAR TIME CHARTER CONTRACT FOR M/T P. MONTEREY AT USD31,000 PER DAY

ATHENS, GREECE - January 20, 2026 - Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced today that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with PBF Holding Company LLC, a subsidiary of PBF Energy Inc. (NYSE: PBF) (“PBF” or the “Charterer”) for its M/T P. Monterey (the “vessel”), a 105,525 dwt Aframax tanker built in 2011.

The gross charter rate will be US$31,000 per day for a period of three years +/- 30 days at the option of the Charterer. This charter is expected to commence in mid-February and will generate approximately US$33 million of gross revenue for the minimum duration of the charter.

Commenting on this charter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to announce this new time charter arrangement, which further strengthens cash flow visibility and increases the Company’s fleetwide aggregate backlog to a record level of approximately US$349 million as of January 1, 2026. Securing three-year employment at a lucrative charter rate with a solid counterparty underscores the reliability of our services and our ability to build new relationships with energy companies. Overall, we remain focused on our well-defined employment strategy, emphasizing medium and long-term time charter contracts with staggered maturities that generate steady revenues and provide renewal opportunities. We believe that this conservative and disciplined approach will continue to support our ability to pursue attractive growth opportunities going forward.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on time charters, and on spot voyages, through pool arrangements.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.